Filed Pursuant to Rule 433

Registration No. 333-222963

Dated July 28, 2020

PRICING TERM SHEET

July 28, 2020

Southwest Airlines Co.

$300,000,000 5.250% Notes due 2025

$700,000,000 5.125% Notes due 2027

Issuer:	Southwest Airlines Co.

Securities:

$300,000,000 5.250% Notes due 2025 (the “2025 Notes”)

$700,000,000 5.125% Notes due 2027 (the “2027 Notes”)

The 2025 Notes offered hereby will form a single series with the existing 5.250% Notes due 2025 issued by Southwest Airlines Co. in an aggregate principal amount of $1,250,000,000 on May 4, 2020 (the “Existing 2025 Notes”), will have identical terms, other than the issue date and the issue price, as the Existing 2025 Notes, and will have the same CUSIP number as and will trade interchangeably with the Existing 2025 Notes.

The 2027 Notes offered hereby will form a single series with the existing 5.125% Notes due 2027 issued by Southwest Airlines Co. in an aggregate principal amount of $1,300,000,000 on June 8, 2020 (the “Existing 2027 Notes”), will have identical terms, other than the issue date and the issue price, as the Existing 2027 Notes, and will have the same CUSIP number as and will trade interchangeably with the Existing 2027 Notes.

Maturity Date:	2025 Notes: May 4, 2025 2027 Notes: June 15, 2027

Coupon:	2025 Notes: 5.250% 2027 Notes: 5.125%

Price to Public:	2025 Notes: 106.768% of the principal amount, plus accrued interest from May 4, 2020[1] 2027 Notes: 105.170% of the principal amount, plus accrued interest from June 8, 2020[2]

Yield to Worst:	2025 Notes: 3.661% 2027 Notes: 4.231%

[1]	Accrued interest from May 4, 2020 to, but not including, July 31, 2020, will total $3,762,500.
[2]	Accrued interest from June 8, 2020 to, but not including, July 31, 2020, will total $5,181,944.

Spread to Benchmark Treasury:	2025 Notes: + 340 basis points 2027 Notes: + 380 basis points

Benchmark Treasury:	2025 Notes: 0.250% UST due June 30, 2025 2027 Notes: 0.500% UST due June 30, 2027

Benchmark Treasury Price and Yield:	2025 Notes: 99-30 1/4 / 0.261% 2027 Notes: 100-15 / 0.431%

Interest Payment Dates:	2025 Notes: May 4 and November 4 2027 Notes: June 15 and December 15

Payment Frequency:	Semi-Annually

Redemption Provisions:

Make-Whole Call:	2025 Notes: Treasury plus 50 basis points 2027 Notes: Treasury plus 50 basis points

Par Call:	2025 Notes: On or after April 4, 2025 2027 Notes: On or after April 15, 2027

Day Count Convention:	30/360

Change of Control Offer:	If a change of control triggering event occurs with respect to either series of Notes, the issuer will be required, subject to certain conditions, to offer to repurchase such Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Settlement Date:	July 31, 2020 (T+3)

Net Proceeds (before expenses and accrued interest):	2025 Notes: $318,504,000 (106.168% of the principal amount). 2027 Notes: $731,815,000 (104.545% of the principal amount).

Estimated Offering Expenses (other than underwriting discounts):	$2.6 million

CUSIP/ISIN:	2025 Notes: 844741 BJ6 / US844741BJ60 2027 Notes: 844741 BK3 / US844741BK34

Ratings (Moody’s/S&P/Fitch):*	Baa1/BBB/BBB+

Trade Date:	July 28, 2020

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc. Cowen and Company, LLC Penserra Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information herein supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

The issuer expects to deliver Notes against payment for the Notes on the Settlement Date, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526 or Wells Fargo Securities, LLC at 1-800-645-3751.

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